SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule TO/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                            (Name of Subject Company)

                   Metric Partners Growth Suite Investors, LP

                        A California limited partnership

                               at $20 Net Per Unit

                                       by

               Equity Resource Arlington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

================================================================================

     Transaction Valuation*                         Amount of Filing Fee
            $179,790                                       $35.96
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 8,990 Units at a purchase price of $20 per Unit in the Partnership.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

--------------------------------------------------------------------------------

     Amount Previously Paid:    $35.96           Filing        Equity Resource
                                                 Party:        Arlington Fund LP

     Form of Registration No.:  Schedule TO/T    Date Filed:   July 24, 2002

--------------------------------------------------------------------------------

                                 AMENDMENT NO. 1

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 24, 2002 (the "Schedule TO") by Equity Resource Arlington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 8,990 units (the "Units") of limited partnership interests in Metric Partners Growth Suite Investors, LP, a California limited partnership (the "Partnership"), at $20 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after July 24, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits
(a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

         Item 1--Summary Term Sheet

         The thirteenth question of the Summary Term Sheet is amended in its entirety to read as follows:

         "Will there be any change to the Partnership or my Units if I decide not to tender my Units?

         It is expected that following the offer, the business and operations of the Partnership will be continued substantially as they are currently being conducted today. We are acquiring the Units for investment purposes only, not with a view toward affecting management of the Partnership. You should note, however, that if we purchase an additional 8,990 Units, the Arlington Fund and affiliated funds controlled by Equity Resources Group will own 17.06% of the outstanding Units. Although this would not represent a majority interest, this increase in ownership would give us and our affiliates increased control over any vote of the limited partners. See "THE OFFER--Section 8--Future Plans" and "--Section 14--Voting Power.".""

         Item 4--Terms of the Transaction

         The third paragraph of The Offer-Risk Factors is amended in its entirety to read as follows:

         "The Offer Price may not represent fair market value of Units.
         There is no established or regular trading market for Units, nor is there another reliable standard for determining the fair market value of the Units. The Offer Price does not necessarily reflect the price that Limited Partners might receive in an open market sale of Units. Those prices could be higher than the Offer Price. Partnership Spectrum, a national reporting service covering limited partnerships, reported the sale of 175 Units in the Partnership at an average price of $42.44 per Unit on the informal market "matching service" in the past 12 months. The Partnership reported 26 resale transactions at an average price of $64 per Unit between January 1, 2001 and May 14, 2002. The Purchaser and its affiliates have purchased 0 Units in the Partnership in the past twelve months and know of no other sales of Units in the past twelve months."

         Item 12--Exhibits

         Item 12 is hereby amended by adding the following exhibits, each of which is attached:

         (a)(5) Amended Agreement of Sale and Assignment dated July 24, 2002

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      August 8, 2002   Equity Resource Arlington Fund Limited Partnership,
                                     a Massachusetts limited partnership

                                     By:  /s/  Eggert Dagbjartsson
                                         ---------------------------------------
                                               Eggert Dagbjartsson
                                               General Partner

                                     Equity Resources Group, Inc.
                                     A Massachusetts Corporation

                                     By:  /s/  Eggert Dagbjartsson
                                         ---------------------------------------
                                               Eggert Dagbjartsson
                                               Executive Vice President

                                     Eggert Dagbjartsson

                                     By:  /s/  Eggert Dagbjartsson
                                         ---------------------------------------
                                               Eggert Dagbjartsson

                                  EXHIBIT INDEX
--------------------------------------------------------------------------------

                                                                 Sequential
Exhibit No.                          Description                Page Number
--------------------------------------------------------------------------------

(a)(1) -          Offer to Purchase, dated July 24, 2002*           4-28
--------------------------------------------------------------------------------

(a)(2) -          Transmittal letter, dated July 24, 2002*           29
--------------------------------------------------------------------------------

(a)(3) -          Agreement of Sale*                               30-33
--------------------------------------------------------------------------------

(a)(4)            Summary Advertisement*                             34
--------------------------------------------------------------------------------

(a)(5) -          Amended Agreement of Sale and Assignment
--------------------------------------------------------------------------------

(b) -             Not applicable.
--------------------------------------------------------------------------------

(c) -             Not applicable.
--------------------------------------------------------------------------------

(d) -             Not applicable.
--------------------------------------------------------------------------------

(e) -             Not applicable.
--------------------------------------------------------------------------------

(f) -             Not applicable.
--------------------------------------------------------------------------------

(g) -             Not applicable.
--------------------------------------------------------------------------------

(h) -             Not applicable.
--------------------------------------------------------------------------------
* Previously Filed